June 17, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Chris Edwards
Coy Garrison
Christine Westbrook

Re:	Akero Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-231747)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 10, 2019 and the date hereof, approximately 2,655 copies of the Preliminary Prospectus dated June 10, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, June 19, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
EVERCORE GROUP L.L.C.

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

By:	Jefferies LLC

By:	/s/ Charles L. Glazer
	Name:	Charles L. Glazer
	Title:	Managing Director

By:	Evercore Group L.L.C.

By:	/s/ Maren Winnick
	Name:	Maren Winnick
	Title:	Senior Managing Director